UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 November 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update November 2018

Press Release
Trading Update - November 2018

CRH plc, the global building materials group, issues the following Trading Update for the period 1 January 2018 to 30 September 2018.

Key Highlights

●
Nine-month EBITDA €2.5 billion, 8% ahead of 2017; 2% ahead on a like-for-like1 basis
Continued underlying growth in the Americas, despite adverse weather conditions in certain markets. Momentum remained positive in Europe, while demand improved in Asia.

●
Another year of progress; 2018 EBITDA expected to be approximately €3.35 billion
Based on the momentum we see in our businesses and including the benefit of acquisitions, full-year EBITDA is expected to be approximately €3.35 billion (2017 reported: €3.15 billion). As we look forward to 2019, we expect favourable market fundamentals to continue across our key markets.

●
Next phase of €1 billion share buyback announced; €700 million completed to date
As part of the 12 month €1 billion share buyback programme announced on 25 April 2018, the Group has, to date, returned €700 million to shareholders through the repurchase of 23.8 million shares across two phases. The Group remains committed to the programme and today announced the next phase.

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Continued focus on strong financial discipline; debt metrics maintained
Year-end net debt is expected to be approximately €7 billion, resulting in net debt to EBITDA of circa 2.1x, based on a forecast year-end US dollar/euro exchange rate of 1.14 and including development and buyback activity to date.

●
Aggressive growth plan in place to 2021; ~€100m of structural cost savings identified
Our plan to deliver 300bps of EBITDA margin improvement and €7 billion of financial capacity by 2021 is progressing as planned and we expect to see early signs of delivery in 2019. As part of this growth plan, we have identified approximately €100 million of structural cost savings, primarily in the areas of overhead reductions, back office rationalisation and the consolidation of certain regional support functions into central and more coordinated hubs.

Trading Performance

Cumulative nine-month sales to the end of September amounted to €19.9 billion, an increase of 6% compared with the corresponding period in 2017. On a like-for-like basis, sales were 3% higher than 2017.

Sales (like-for-like) change versus 2017	Europe	Americas	Asia	Group
First half (H1)	+1%	+3%	-2%	+2%
Quarter 3 (Q3)	+2%	+5%	+13%	+4%
Nine months to September (9M)	+1%2	+4%	+3%	+3%

EBITDA for the nine months to the end of September 2018 was €2.5 billion, an increase of 8% compared with 2017 (€2.3 billion), reflecting a like-for-like increase of 2%.

EBITDA (like-for-like) change versus 2017	Europe	Americas	Asia	Group
First half (H1)	+1%	+3%	-59%	+1%
Quarter 3 (Q3)	+2%	+3%	0%	+3%
Nine months to September (9M)	+2%	+3%	-44%	+2%

Europe Update

On the back of solid underlying market activity, cumulative nine-month like-for-like sales2 were 1% ahead and like-for-like EBITDA was 2% ahead of the same period last year. We expect similar momentum in the final quarter and full-year EBITDA for Europe to be 2% ahead on a like-for-like basis.

In Europe Heavyside, cumulative nine-month like-for-like sales were 4% ahead of 2017 while cumulative like-for-like EBITDA was 2% ahead, reflecting improvements in overall prices and the benefit of performance improvement initiatives, partly offset by input cost increases.

Key Markets in Brief
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UK: cumulative nine-month volumes of cement, readymixed concrete and aggregates were behind 2017, while asphalt was ahead; prices increased in cement and aggregates; however, higher input costs were experienced, particularly in the asphalt business
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France: solid price growth across all products and year-to-date cement volumes were in line with 2017 despite weather and strike disruption earlier in the year; Q3 cement and readymixed volumes were well ahead
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Switzerland: year-to-date cement volumes were ahead against a backdrop of solid construction demand; pricing pressure continued in cement and readymixed concrete
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Benelux: cumulative nine-month volumes and prices in the Netherlands were ahead with continued growth in the residential sector; higher cement volumes and prices in Belgium
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Germany: cement pricing improved and volumes were ahead excluding the impact of an acquisition-related supply arrangement; Fels performed in line with expectations
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Denmark: strong construction demand continued; volumes and prices were ahead
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Ireland: volumes in all key products ahead following a strong Q3; positive pricing trends
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Poland: volumes and prices ahead in all key products as a result of strong residential activity and an acceleration in infrastructure investments
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Finland: aggregates well ahead benefiting from supply to a major project, while cement was slightly behind; cement pricing competitive
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Ukraine: cement volumes impacted by increased capacity in the market; prices ahead in a high cost-inflationary environment
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South East Europe: cement volumes ahead in North Danube and Serbia, Romania slightly behind; price progress in all regions

Europe Lightside like-for-like nine-month sales were 5% ahead of 2017 reflecting good demand in key markets in the Netherlands, Poland and Australia. Like-for-like EBITDA for the period was also up 5%, with a solid performance across most platforms despite increasing input costs.

Key Markets in Brief
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Construction Accessories: solid sales progression driven by demand in our western European markets and robust economic development in core export markets
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Architectural Products: positive underlying market trends in the Netherlands and Poland
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Other Lightside businesses: increased sales primarily due to higher volumes in key markets

In Europe Distribution, following the divestment of DIY Benelux in July 2018, nine-month like-for-like sales2were 1% ahead excluding the change in treatment of certain direct sales. Like-for-like EBITDA was down 4%, impacted primarily by continued challenging market conditions in Switzerland.

Key Markets in Brief
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Benelux: solid new build residential trends and performance improvement initiatives positively impacted General Builders Merchants, offsetting lower activity in Sanitary, Heating and Plumbing (SHAP) Belgium
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Switzerland: pressure on margins continued in a competitive environment
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Germany: stable RMI sector with positive market backdrop in SHAP

Americas Update

Against a backdrop of solid demand and the continuation of favourable market fundamentals, like-for-like nine-month sales in our Americas operations were up 4% compared with 2017, while EBITDA for the period improved by 3% against a backdrop of increasing input costs. We expect full-year like-for-like EBITDA to be 3% ahead of 2017.

Key Markets in Brief
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Residential: continued favourable market conditions in residential construction activity, both new and RMI
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Non-Residential: good underlying fundamentals, with positive leading indicators in most segments
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Infrastructure: underlying growth as federal funding reflects increased FAST Act allocation with good momentum in state funding initiatives

In Americas Materials, volumes in Q3 were impacted by significant rainfall in the period. Good price increases across all products resulted in like-for-like nine-month sales 5% ahead. Over the same period, like-for-like EBITDA was 2% ahead of last year, as the price increases only partly compensated for increased input costs and weather disruption.

Key Products in Brief
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Aggregates: nine-month volumes were 8% ahead of 2017, 1% ahead on a like-for-like basis, with strong market demand in the South which was less affected by weather; like-for-like prices were 3% ahead
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Asphalt: year-to-date volumes were in line with 2017, 2% behind on a like-for-like basis with weather-related shortfalls in most regions; backlogs remain strong
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Readymixed concrete: volumes for the nine months were 28% ahead of 2017 while like-for-like volumes were in line; positive pricing was experienced in all regions
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Cement: Ash Grove Cement, with significant operations in the Midwest, Texas and western US, and our Florida cement acquisitions have performed in line with expectations; year-to-date volumes in Canada on a like-for-like basis were 2% behind, impacted by adverse weather conditions

Americas Products, with favourable market conditions in all major end-use segments, experienced sales growth in the third quarter driven by price increases as volumes were impacted by a competitive market and unfavourable weather. Like-for-like sales for the first nine months of 2018 were 2% ahead of last year and like-for-like EBITDA was 6% ahead of 2017, reflecting improved pricing and continued focus on commercial and operational initiatives.

Asia Update

Like-for-like sales for the first nine months of 2018 in the Philippines were 3% ahead of prior year, driven by improved volumes and prices on the back of stronger demand. Volumes in the third quarter were strong following a slow start to the year in our key regions in the Philippines, with cumulative cement volumes 2% ahead. Cumulative like-for-like EBITDA for the Division was 44% behind as pricing improvements were offset by higher fuel and power costs; this trend is expected to continue for the remainder of the year.

Key Markets in Brief
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Philippines: increased government spending on infrastructure and a stable private sector
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India: volumes ahead with continued growth in demand in Andhra Pradesh and Telangana
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China: lower volumes with reduced demand in Northeast China but prices well ahead

Profit Before Tax Outlook

We expect full-year depreciation and amortisation expense (before impairment charges) to be broadly in line with last year (2017 reported: €1.1 billion).

The profit after tax on the divestment of our Americas Distribution business in January 2018 amounted to €1.1 billion and is included in profit after tax from discontinued operations. The net gain/loss on business and non-current asset disposals in 2018, which is dependent on the timing of divestment transactions still to be completed, is unlikely to be material (2017 reported: €56 million).

The Group's share of profits from equity accounted entities is expected to be broadly similar to last year (2017 reported: €65 million).

Net finance costs are expected to increase from last year (2017 reported: €349 million) as a result of higher average debt levels in the period compared with 2017 due to recent acquisitions, partly offset by the non-recurrence in 2018 of a one-off charge of €19 million relating to the early redemption of a portion of US dollar bonds in 2017.

Taking each of these elements into account together with our EBITDA outlook, we expect full-year profit before tax from continuing operations to be ahead of 2017 (2017 reported: €1.9 billion).

Capital Allocation

Demonstrating  CRH's commitment to active portfolio management as part of our strategy to deliver improved margins and returns, the Group has spent c. €3.5 billion on 38 acquisition/investment transactions to date in 2018 (including deferred and contingent consideration in respect of prior year acquisitions). On the divestment front, the Group completed the divestment of our Americas Distribution business in January 2018 and combined with 14 other transactions, realised business and asset disposal proceeds of €3.0 billion.

2018 Acquisitions and Investments
The largest acquisition to date in 2018, was Ash Grove Cement Company, which was acquired in June 2018 for c. €2.9 billion. This acquisition gives CRH a market leadership position in the North American cement market, allowing for greater vertical integration with our existing aggregates, asphalt and readymixed concrete businesses. Our Americas Materials Division completed a further 20 bolt-on acquisitions and one investment for consideration of c. €340 million. The Americas Products Division completed five acquisitions at a cost of c. €145 million.

In Europe, c. €140 million has been spent on 11 transactions; six acquisitions and one investment in Europe Heavyside, two acquisitions in Europe Lightside and two acquisitions in Europe Distribution.

2018 Divestments and Disposals
The majority of divestment proceeds relate to the divestment of our Americas Distribution business in January 2018 for a final agreed consideration of c. €2.4 billion. In July, the Group also completed the divestment of our DIY business in the Netherlands and Belgium, together with certain related property assets, for total consideration of c. €0.5 billion. Our strategic review of the European Distribution business is ongoing.

Share Buyback Programme

On 25 April 2018, the Group announced its intention to repurchase ordinary shares of up to €1 billion over the forthcoming 12 months. Between 2 May and 31 July 2018, 11.35 million ordinary shares were repurchased on the London Stock Exchange at an average discount of 0.5% to the volume-weighted average price over the period. Between 29 August and 18 October 2018, a further 12.45 million ordinary shares were repurchased on the London Stock Exchange and Euronext Dublin at an average discount of 1.3% to the volume-weighted average price over the period. This brings total cash returned to shareholders under our ongoing €1 billion share buyback programme to approximately €700 million. The Group remains committed to the programme and today announced the next phase.

1Like-for-like movements exclude the impact of currency exchange, acquisitions, divestments and certain one-off items.
2Reported year-to-date 2018 sales were impacted by the change in treatment of certain direct sales at General Builders Merchants to an agency (net commission) basis following the adoption of the new revenue accounting standard, IFRS 15. Excluding the adjustment, like-for-like sales for Europe were +3% and for Europe Distribution were +1% ahead of 2017, while for Europe Distribution, including the adjustment sales were 4% behind 2017.

CRH will report its Preliminary Results for full-year 2018 on Thursday, 28 February 2019.

CRH plc will host an analysts' conference call and webcast presentation at 08:30 GMT on Tuesday, 20 November 2018 to discuss the Trading Update. To join this call please dial: +353 (0)1 2460271, user PIN *0 (further international numbers are available here). A recording of the conference call will be available on the Reports and Presentations page of the CRH website.

Contact CRH at +353 1 404 1000

Albert Manifold              Chief Executive
Senan Murphy                 Finance Director
Frank Heisterkamp          Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing c.85,000 people at c.3,600 operating locations in 32 countries worldwide. CRH is the second largest building materials company worldwide and the largest in North America. The Group has leadership positions in Europe, where it is the largest heavyside materials business, as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. CRH's market capitalisation at 31 October 2018 was c.€22 billion. For more information visit www.crh.com.

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2017 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 20 November 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary